Commission File Number 001-31914

EXHIBIT 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

ANNOUNCEMENT

APPROVAL OF QUALIFICATION OF PERSON IN CHARGE

OF FINANCE BY THE CBIRC

Reference is made to the announcement of China Life Insurance Company Limited (the “Company”) dated 27 October 2022 in relation to, among others, the appointment of Ms. Hu Jin as the person in charge of finance of the Company.

The Company has recently received the approval of qualification of Ms. Hu Jin issued by the China Banking and Insurance Regulatory Commission (the “CBIRC”). Pursuant to the approval, the qualification of Ms. Hu Jin as the person in charge of finance of the Company has been approved by the CBIRC, and her term of office commenced on 24 February 2023.

Please refer to the announcement of the Company dated 27 October 2022 for the biographical details of Ms. Hu Jin.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 3 March 2023

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Bai Tao, Zhao Peng, Li Mingguang
Non-executive Director:	Wang Junhui
Independent Non-executive Directors:	Lam Chi Kuen, Zhai Haitao, Huang Yiping, Chen Jie